UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to _________
Commission File Number 0-49992
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors of
TD AMERITRADE Holding Corporation
We have audited the accompanying statements of net assets available for benefits of TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
June 24, 2010

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Cash	$229,699	$28,131
Investments, at fair value (Notes 3, 4 and 5)	303,036,382	206,963,023
Employer contribution receivable	12,616,999	13,136,206
Due from brokers	245,209	511,758

Total assets	316,128,289	220,639,118

Liabilities
Due to brokers	605,506	478,302
Contributions refundable to participants	—	296,858

Total liabilities	605,506	775,160

Net assets available for benefits	$315,522,783	$219,863,958

The accompanying notes are an integral part of the financial statements.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2009	2008
Additions to (subtractions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$67,768,537	$(94,550,130)
Dividend income	3,857,368	3,811,973
Interest income	362,817	438,307

Net investment income (loss)	71,988,722	(90,299,850)
Contributions:
Employer contributions	20,252,004	20,964,731
Participant contributions	24,238,533	24,614,099

Total contributions	44,490,537	45,578,830

Deductions from net assets attributed to:
Distributions to plan participants	20,375,564	22,739,991
Administrative fees (Notes 2 and 5)	444,870	434,053

	20,820,434	23,174,044

Net increase (decrease)	95,658,825	(67,895,064)
Net assets available for benefits:
Beginning of year	219,863,958	287,759,022

End of year	$315,522,783	$219,863,958

The accompanying notes are an integral part of the financial statements.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008
1. Description of Plan
The following description of the TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD AMERITRADE Online Holdings Corp. (TDAOH). The Plan covers employees of TD AMERITRADE Holding Corporation (the Parent) and its participating affiliated companies (collectively, the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions — Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65. The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. Highly compensated employees who are participants in the TD AMERITRADE Holding Corporation Management Incentive Plan, or its successor plan or plans, shall not be eligible to receive Company matching or discretionary contributions.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
Participant Accounts — Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative fees, provided however, that forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings or losses thereon.
Participant Loans — Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.
Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.
Forfeited Accounts — Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to supplement the Company’s contributions. In addition to the Company contributions, forfeitures of $258,583 and $1,333,148 were allocated to participant accounts for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, unallocated forfeitures of $670,287 and $1,260,987, respectively, were included in investments and were available to pay Plan administrative expenses and supplement Company contributions in the subsequent year. In addition, as of December 31, 2009, unallocated forfeitures of $1,395,185 were included in investments and may be available to pay Plan administrative expenses and supplement Company contributions for years 2010 through 2017, if not previously used to reinstate prior forfeitures for former employees who have returned to employment with the Company.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
Investment Valuation — Investments are stated at fair value as follows:
•	Equity securities, including TD AMERITRADE Holding Corporation and The Toronto-Dominion Bank Common Stock - Fair value is determined by quoted market prices.

•	Mutual Funds — Fair value is determined by quoted net asset value.

•	Debt Securities — The primary inputs to the valuation of debt securities include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

•	Participant Loans — Loans to participants are carried at the principal amount outstanding, which the Company believes approximates fair value.
Income Recognition — Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
Administrative Costs — The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.
Payment of Benefits — Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements — On December 31, 2009, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 168, The FASB Accounting Standards Codification™ and The Hierarchy of Generally Accepted Accounting Principles. The Accounting Standards Codification (ASC or Codification) became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Plan has implemented the Codification in the financial statements by providing references to the ASC topics.
In April 2009, the FASB Staff Position (FSP) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820. FSP 157-4 expanded fair value disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The adoption of FSP 157-4 did not have a material impact on the Plan’s financial statements.
ASC 855, Subsequent Events, defines general standards of accounting for and disclosure of events that occur after the net assets available for benefits date, but before the financial statements are issued or are available to be issued. The Plan implemented the provisions of ASC 855 for the year ended December 31, 2009, and the implementation did not have a material impact on the Plan’s financial statements.
Recently Issued Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurements as set forth in ASC 820-10. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a material impact on the Plan’s financial statements.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
3. Investments
The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2009	2008
Investments at fair value as determined by quoted market price or quoted net asset value:
TD AMERITRADE Holding Corporation common stock	$63,463,653	$50,873,557
T. Rowe Price Mid Cap Growth Fund	27,010,803	17,218,727
Vanguard Reserve Prime Money Market Institutional Fund	23,677,389	20,768,020
Lazard Emerging Markets Open Fund	19,539,733	*
American Funds Growth Fund of America R5	17,678,860	11,626,999
T. Rowe Price Small Cap Value Fund	16,108,123	11,360,638

*	Investment represented less than 5% of Plan assets as of December 31, 2008.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
During 2009 and 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value, as follows:

	Years Ended December 31,
	2009	2008
Net change in fair value:
TD AMERITRADE Holding Corporation common stock	$18,004,208	$(20,698,697)
The Toronto-Dominion Bank common stock	2,846,016	(3,912,483)
Mutual funds	42,386,660	(59,942,878)
Self-directed brokerage accounts	4,531,653	(9,996,072)

Net appreciation (depreciation) in fair value of investments	$67,768,537	$(94,550,130)

4. Fair Value Disclosures
Fair Value Measurement — Definition and Hierarchy
ASC 820-10, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
In determining fair value, the Plan uses various valuation approaches, including market, income and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
•	Level 1— Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, mutual funds and equity securities.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
•	Level 2— Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities, other interest-sensitive financial instruments and mutual funds managed by The Reserve, an independent mutual fund company, for which the net asset value has declined below $1.00 per share and the funds are being liquidated. Level 2 assets are held in self-directed brokerage accounts.

•	Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes loans to participants.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
The following tables present the Plan’s fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2009 and 2008:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD AMERITRADE Holding Corporation common stock	$63,463,653	$—	$—	$63,463,653
The Toronto-Dominion Bank common stock	6,691,171	—	—	6,691,171
Mutual funds
Lifecycle	35,191,712	—	—	35,191,712
Foreign Large Cap Blend	31,790,506	—	—	31,790,506
Medium Cap Growth	27,075,880	—	—	27,075,880
Large Cap Growth	17,974,599	—	—	17,974,599
Fixed Income	17,565,529	—	—	17,565,529
Large Cap Blend	17,329,435	—	—	17,329,435
Small Cap Blend	16,157,006	—	—	16,157,006
Large Cap Value	11,987,831	—	—	11,987,831
Other	1,166,538	48,813	—	1,215,351
Equity securities	19,586,614	—	—	19,586,614
Money market mutual funds	29,696,691	—	—	29,696,691
Corporate debt securities	—	364,678	—	364,678
U.S. government debt securities	—	165,602	—	165,602
Loans to participants	—	—	6,780,124	6,780,124

Total assets at fair value	$295,677,165	$579,093	$6,780,124	$303,036,382

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)

	As of December 31, 2008
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD AMERITRADE Holding Corporation common stock	$50,873,557	$—	$—	$50,873,557
The Toronto-Dominion Bank common stock	3,983,661	—	—	3,983,661
Mutual funds
Foreign Large Cap Blend	17,333,472	—	—	17,333,472
Medium Cap Growth	17,262,227	—	—	17,262,227
Lifecycle	17,112,621	—	—	17,112,621
Large Cap Growth	11,917,141	—	—	11,917,141
Fixed Income	12,351,408	—	—	12,351,408
Large Cap Blend	11,880,753	—	—	11,880,753
Small Cap Blend	11,414,634	—	—	11,414,634
Large Cap Value	8,734,249	—	—	8,734,249
Other	756,785	162,691	—	919,476
Equity securities	12,986,931	—	—	12,986,931
Money market mutual funds	24,671,747	—	—	24,671,747
Corporate debt securities	—	201,625	—	201,625
U.S. government debt securities	—	170,983	—	170,983
Other	—	3,750	—	3,750
Loans to participants	—	—	5,144,788	5,144,788

Total assets at fair value	$201,279,186	$539,049	$5,144,788	$206,963,023

The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.
There were no transfers between levels of the fair value hierarchy during the periods presented in the tables below. The following tables present the changes in Level 3 assets measured on a recurring basis for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009
	December 31,	Issuances and	December 31,
	2008	Settlements, Net	2009
Assets
Loans to participants	$5,144,788	$1,635,336	$6,780,124

Total assets at fair value	$5,144,788	$1,635,336	$6,780,124

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)

	Year Ended December 31, 2008
	January 1,	Issuances and	December 31,
	2008	Settlements, Net	2008
Assets
Loans to participants	$4,621,208	$523,580	$5,144,788

Total assets at fair value	$4,621,208	$523,580	$5,144,788

5. Parties-in-Interest
The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2009, The Toronto-Dominion Bank owned approximately 45% of the Parent’s voting common stock. TD AMERITRADE, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts.
Orchard Trust Company, LLC is the non-discretionary trustee as defined by the Plan. Administrative and recordkeeping fees of $426,550 and $399,019 were paid to Great-West Retirement Services in 2009 and 2008, respectively. Orchard Trust Company, LLC and Great-West Retirement Services are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.
At December 31, 2009, the Plan held 3,274,698 shares of Parent common stock with a cost basis of $41,625,676 and 106,684 shares of The Toronto-Dominion Bank common stock with a cost basis of $2,901,649.
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
7. Subsequent Event
On June 11, 2009, the Company acquired thinkorswim Group Inc. On August 11, 2009, the Plan Committee approved the merger of the thinkorswim Group Inc. 401(k) Plan into the Plan. On January 4, 2010, assets held in the thinkorswim Group Inc. 401(k) Plan with an approximate fair value of $14,300,000 were transferred into the Plan.

Supplemental Schedule

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Employer Identification Number 47-0642657, Plan No. 001
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year)
December 31, 2009

Identity of Issue, Borrower,	Description of Investment Including Collateral, Rate
Lessor or	of Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TD AMERITRADE Holding Corporation*	Common stock, 3,274,698 shares	$63,463,653
TD AMERITRADE, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	29,450,722
The Toronto-Dominion Bank*	Common stock, 106,684 shares	6,691,171
American Funds	American Funds Growth Fund of America R5, 648,052 shares	17,678,860
Goldman Sachs	Goldman Sachs Large Cap Value Institutional Fund, 1,097,315 shares	11,708,354
The Lazard Funds, Inc.	Lazard Emerging Markets Open Fund, 1,068,913 shares	19,539,733
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 1,079,132 shares	11,654,623
T. Rowe Price	T. Rowe Price International Bond Fund, 215,189 shares	2,123,920
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 568,768 shares	27,010,803
T. Rowe Price	T. Rowe Price Retirement 2005 Fund, 16,376 shares	170,962
T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 53,846 shares	751,156
T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 138,736 shares	1,480,318
T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 225,011 shares	3,285,154
T. Rowe Price	T. Rowe Price Retirement 2025 Fund, 175,658 shares	1,863,728
T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 501,339 shares	7,580,249
T. Rowe Price	T. Rowe Price Retirement 2035 Fund, 354,825 shares	3,778,885
T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 682,521 shares	10,340,189
T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 247,862 shares	2,503,410
T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 300,462 shares	2,547,918
T. Rowe Price	T. Rowe Price Retirement 2055 Fund, 89,046 shares	746,208
T. Rowe Price	T. Rowe Price Retirement Income Fund, 61,806 shares	754,646
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 546,409 shares	16,108,123
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 143,979 shares	14,683,022
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 23,677,389 shares	23,677,389
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal Fund, 207,997 shares	2,152,768
The Vanguard Group, Inc.	Vanguard Total International Stock Index Fund, 834,157 shares	12,020,203
The Vanguard Group, Inc.	Vanguard Total Stock Market Index Signal Fund, 93,966 shares	2,490,091
Loans to Participants*	Maturing from January 2010 to December 2024, interest range: 4.25% to 10.5%	6,780,124

		$303,036,382

*	Represents a party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 24, 2010	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD AMERITRADE Holding Corporation Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP